UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
 Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cotiviti Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22164K101

(CUSIP Number)

Ramzi M. Musallam
c/o Veritas Capital Fund Management, L.L.C.
9 West 57th Street, 29th Floor,
New York, NY 10019

Copies to:
Skadden, Arps, Slate, Meagher & Flom, LLP
Four Times Square
New York, NY 10036
Attn: Kenneth M. Wolff, Esq.
June S. Dipchand, Esq.
212-735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22164K101

1		NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Verscend Technologies, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		100, SEE ITEM 4

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

100, SEE ITEM 4

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14		TYPE OF REPORTING PERSON

CO

CUSIP No. 22164K101

1		NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Verscend Holding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		100, SEE ITEM 4

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

100, SEE ITEM 4

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14		TYPE OF REPORTING PERSON

HC

CUSIP No. 22164K101

1		NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Verscend Holding II Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		100, SEE ITEM 4

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

100, SEE ITEM 4

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14		TYPE OF REPORTING PERSON

HC

CUSIP No. 22164K101

1		NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Verscend Intermediate Holding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		100, SEE ITEM 4

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

100, SEE ITEM 4

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14		TYPE OF REPORTING PERSON

HC

CUSIP No. 22164K101

1		NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Verscend Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		100, SEE ITEM 4

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

100, SEE ITEM 4

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14		TYPE OF REPORTING PERSON

OO

CUSIP No. 22164K101

1		NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

The Veritas Capital Fund V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		100, SEE ITEM 4

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

100, SEE ITEM 4

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14		TYPE OF REPORTING PERSON

PN

CUSIP No. 22164K101

1		NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Veritas Capital Partners V, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		100, SEE ITEM 4

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

100, SEE ITEM 4

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14		TYPE OF REPORTING PERSON

OO

CUSIP No. 22164K101

1		NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Ramzi M. Musallam

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		100, SEE ITEM 4

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

100, SEE ITEM 4

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14		TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

Introductory Note.

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed on June 29, 2018 (the “Statement”) with the Securities and Exchange Commission (the “SEC”). On August 27, 2018, the transactions contemplated by that certain Agreement and Plan of Merger, dated as of June 19, 2018, (the “Merger Agreement”), by and among Cotiviti Holdings, Inc., a Delaware corporation (“Cotiviti”), Verscend Technologies, Inc., a Delaware corporation (“Verscend”), and Rey Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Verscend (“Merger Sub”), were effected. Pursuant to the Merger Agreement, Merger Sub merged with and into Cotiviti (the “Merger”), with Cotiviti surviving as a wholly owned subsidiary of Verscend (the “Surviving Corporation”). As a result, Cotiviti is a wholly owned subsidiary of Verscend, and pursuant to the terms of the Voting and Support Agreement, dated as of June 19, 2018 (the “Voting Agreement”), by and among Verscend and the stockholders party thereto of Cotiviti, the Voting Agreement terminated upon the date and time the Merger became effective pursuant to the Merger Agreement (the “Effective Time”). Accordingly, this Amendment is the final amendment to the Statement by Verscend, Verscend Holding Corp., a Delaware corporation (“Verscend Holding”), Verscend Holding II Corp., a Delaware corporation (“Verscend II”), Verscend Intermediate Holding Corp., a Delaware corporation (“Verscend Intermediate”), Verscend Holdings LLC, a Delaware limited liability company (“Verscend LLC”), The Veritas Capital Fund V, L.P., a Delaware limited partnership (“Fund V”), Veritas Capital Partners V, L.L.C., a Delaware limited liability company (“Veritas Partners V”), and Ramzi M. Musallam. When disclosure made in one Item in the Statement prior to this Amendment was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of the Statement. Capitalized terms used but not defined herein shall have the meaning set forth in the Statement. Except as amended and supplemented hereby, the Statement remains in full force and effect.

Item 2.  Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety by the following:

(a) This Statement is being filed by Verscend, Verscend Holding, Verscend II, Verscend Intermediate, Verscend LLC, Fund V, Veritas Partners V and Ramzi M. Musallam.

Verscend, Verscend Holding, Verscend II, Verscend Intermediate, Verscend LLC, Fund V, Veritas Partners V and Ramzi M. Musallam are referred to herein collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. The Reporting Persons are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.1 for the Reporting Persons’ Joint Filing Agreement.

(b) The address of the principal business and principal office of each of Verscend, Verscend Holding, Verscend II  and Verscend Intermediate is c/o Verscend Technologies, Inc., 201 Jones Road, 4th Floor, Waltham, Massachusetts 02451. The address of the principal business and principal office of each of Verscend LLC, Fund V, Veritas Partners V and Ramzi M. Musallam is c/o Veritas Capital Fund Management, L.L.C., 9 West 57th Street, 29th Floor, New York, New York 10019.

(c) Verscend is principally engaged in the business of providing payment accuracy, risk adjustment, performance analysis and network management services for payors, providers and employers in the healthcare industry.

Verscend Holding, which holds all of the outstanding equity interests of Verscend, is principally engaged in the business of serving as a holding company and the sole stockholder of Verscend.

Verscend II, which holds all of the outstanding equity interests of Verscend Holding, is principally engaged in the business of serving as a holding company and the sole stockholder of Verscend Holding..

Verscend Intermediate, which holds all of the outstanding equity interests of Verscend II, is principally engaged in the business of serving as a holding company and the sole stockholder of Verscend II.

Verscend LLC, which holds a majority of the outstanding equity interests of Verscend Intermediate, is principally engaged in the business of serving as a holding company and the stockholder of Verscend Intermediate.

Fund V, which holds a majority of the outstanding equity interests of Verscend LLC, is principally engaged in the operation of an investment fund.

Veritas Partners V, which is the general partner of Fund V, is principally engaged in the business of serving as the general partner of Fund V.

Ramzi M. Musallam is the Sole Managing Member of Veritas Partners V and his principal occupation is to serve as Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C.

(d) – (e) During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) Verscend is a corporation organized under the laws of the State of Delaware. Verscend Holding is a corporation organized under the laws of the State of Delaware. Verscend II is a corporation organized under the laws of the State of Delaware. Verscend Intermediate is a corporation organized under the laws of the State of Delaware. Verscend LLC is a limited liability company organized under the laws of the State of Delaware. Fund V is a limited partnership organized under the laws of the State of Delaware. Veritas Partners V is a limited liability company organized under the laws of the State of Delaware. Ramzi M. Musallam and each of the persons referred to in Schedule A is a United States citizen.

The name, business address, present principal occupation or employment and citizenship of each director, executive officer, managing member or general partner, as applicable, of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented by adding the following as the final paragraph of Item 3:

The total consideration paid by Verscend in connection with the Merger and other transactions described in Item 4 in respect of the Shares (as defined below) was approximately $4.35 billion, which was funded through a combination of equity and debt financing. Pursuant to the Merger Agreement, the Shares were cancelled and converted into the right to receive $44.75 in cash, without interest, less any applicable withholding taxes.

Item 4.  Purpose of the Transaction.

Item 4 of the Statement is hereby supplemented by adding the following as the final paragraph of Item 4:

At the Effective Time, the parties to the Merger Agreement consummated the Merger and the other transactions contemplated by the Merger Agreement. As a result of the effectiveness of the Merger and the transactions contemplated by the Merger Agreement, Cotiviti is now a wholly owned subsidiary of Verscend, the common stock, par value $0.001 per share of Cotiviti (the “Shares”), ceased to be traded on the New York Stock Exchange, the registration of the Shares will be terminated pursuant to Section 12(g) of the Exchange Act and Cotiviti will no longer be required to file periodic reports with the SEC. Pursuant to the terms of the Voting Agreement, the Voting Agreement terminated upon the Effective Time.

The Reporting Persons beneficially own 100 issued and outstanding shares of common stock, par value $0.01 per share, of the Surviving Corporation.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety by the following:

(a)-(b) The responses of the Reporting Persons to Rows 7-13 of each cover page of this Amendment for each of the Reporting Persons are incorporated herein by reference. The information contained in Item 4 above is incorporated herein by reference.

(c) Except as described herein, there have been no transactions in Shares by the Reporting Persons, or, to the knowledge of the Reporting Persons, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

As stated above, the references to, and descriptions of, the Merger Agreement are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as an Exhibit to the Statement and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by the following:

The information set forth in Items 3,4, and 5 of this Amendment is hereby incorporated by reference into this Item 6.

Item 7.  Material to be Filed as Exhibits.

Exhibit	Description
99.1
Joint Filing Agreement, dated as of June 29, 2018, among Verscend Technologies, Inc., Verscend Holding Corp., Verscend Holding II Corp., Verscend Intermediate Holding Corp., Verscend Holdings LLC, The Veritas Capital Fund V, L.P., Veritas Capital Partners V, L.L.C. and Ramzi M. Musallam(1)

99.2	Agreement and Plan of Merger, dated as of June 19, 2018, by and among Verscend Technologies, Inc., Rey Merger Sub, Inc. and Cotiviti Holdings, Inc.(2)

(1) Incorporated by reference to Exhibit 99.1 to Schedule 13D of Cotiviti Holdings, Inc. (filed on June 29, 2018) (File No. 005-89837)
(2) Incorporated by reference to Exhibit 2.1 to Form 8-K of Cotiviti Holdings, Inc. (filed on June 22, 2018) (File No. 001-37787)

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

VERSCEND TECHNOLOGIES, INC.

By:	/s/ Emad Rizk
Name: Emad Rizk
Title: Chief Executive Officer and President

VERSCEND HOLDING CORP.

By:	/s/ Emad Rizk
Name: Emad Rizk
Title: Chief Executive Officer and President

VERSCEND HOLDING II CORP.

By:	/s/ Emad Rizk
Name: Emad Rizk
Title: Chief Executive Officer and President

VERSCEND INTERMEDIATE HOLDING CORP.

By:	/s/ Emad Rizk
Name: Emad Rizk
Title: Chief Executive Officer and President

VERSCEND HOLDINGS LLC
By	Veritas Capital Fund Management, L.L.C., acting as the Non-Member Manager

By:	/s/ Ramzi M. Musallam
Name: Ramzi M. Musallam
Title: Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C., the non-member manager of Verscend Holdings LLC

THE VERITAS CAPITAL FUND V, L.P.
By: Veritas Capital Partners V, L.L.C., its

General Partner

By:	/s/ Ramzi M. Musallam
Name: Ramzi M. Musallam
Title: Managing Partner of Veritas Capital Partners V, L.L.C., the general partner of The Veritas Capital Fund V, L.P.

VERITAS CAPITAL PARTNERS V, L.L.C.

By:	/s/ Ramzi M. Musallam
Name: Ramzi M. Musallam
Title: Managing Partner

RAMZI M. MUSALLAM

/s/ Ramzi M. Musallam

SCHEDULE A

The name, business address and present principal occupation of each director, executive officer, managing member or general partner, as applicable, of the Reporting Persons are set forth below. All executive officers, directors, managing members and general partners listed in this Schedule A are U.S. citizens.

Verscend Technologies, Inc.

Name	Business Address	Principal Occupation
James J. Dimitri Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Partner at Veritas Capital Fund Management, L.L.C.

Ramzi M. Musallam Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C.

Jay Longosz Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Vice President at Veritas Capital Fund Management, L.L.C.

Emad Rizk Chairman of the Board of Directors; Chief Executive Officer and President	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Executive Officer and President of Verscend Technologies, Inc.

David Mason Chief Operating Officer and Secretary	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Operating Officer and Secretary of Verscend Technologies, Inc.

Felix Morgan Chief Financial Officer and Treasurer	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Financial Officer and Treasurer of Verscend Technologies, Inc.

Verscend Holding Corp.

Name	Business Address	Principal Occupation
James J. Dimitri Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Partner at Veritas Capital Fund Management, L.L.C.

Ramzi M. Musallam Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C.

Jay Longosz Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Vice President at Veritas Capital Fund Management, L.L.C.

Emad Rizk Chairman of the Board of Directors; Chief Executive Officer and President	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Executive Officer and President of Verscend Technologies, Inc.

David Mason Chief Operating Officer and Secretary	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Operating Officer and Secretary of Verscend Technologies, Inc.

Felix Morgan Chief Financial Officer and Treasurer	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Financial Officer and Treasurer of Verscend Technologies, Inc.

Verscend Holding II Corp.

Name	Business Address	Principal Occupation
James J. Dimitri Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Partner at Veritas Capital Fund Management, L.L.C.

Ramzi M. Musallam Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C.

Jay Longosz Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Vice President at Veritas Capital Fund Management, L.L.C.

Emad Rizk Chairman of the Board of Directors; Chief Executive Officer and President	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Executive Officer and President of Verscend Technologies, Inc.

David Mason Chief Operating Officer and Secretary	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Operating Officer and Secretary of Verscend Technologies, Inc.

Felix Morgan Chief Financial Officer and Treasurer	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Financial Officer and Treasurer of Verscend Technologies, Inc.

Verscend Intermediate Holding Corp.

Name	Business Address	Principal Occupation
James J. Dimitri Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Partner at Veritas Capital Fund Management, L.L.C.

Ramzi M. Musallam Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C.

Jay Longosz Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Vice President at Veritas Capital Fund Management, L.L.C.

Emad Rizk Chairman of the Board of Directors; Chief Executive Officer and President	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Executive Officer and President of Verscend Technologies, Inc.

David Mason Chief Operating Officer and Secretary	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Operating Officer and Secretary of Verscend Technologies, Inc.

Felix Morgan Chief Financial Officer and Treasurer	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Financial Officer and Treasurer of Verscend Technologies, Inc.

Verscend Holdings LLC

Name	Business Address	Principal Occupation
Ramzi M. Musallam Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C., the non-member manager of Verscend Holdings LLC	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C.

The Veritas Capital Fund V, L.P.

Name	Business Address	Principal Occupation
Ramzi M. Musallam Managing Partner of Veritas Capital Partners V, L.L.C., the general partner of The Veritas Capital Fund V, L.P.	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C.

Veritas Capital Partners V, L.L.C.

Name	Business Address	Principal Occupation
Ramzi M. Musallam Managing Partner	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C.